TABLE OF CONTENTS

SCHEDULE 14A
(Rule 14A-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
(Amendment No.)

Filed by the Registrant [X]

Filed by a Party other than the Registrant [ ]

Check the appropriate box:

[ ] Preliminary Proxy Statement

[ ] **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

[X] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12.

MYERS INDUSTRIES, INC.

(Name of Registrant as Specified in its Charter)

XXXXXXXXXXXXXXXX
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
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[ ]Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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MYERS INDUSTRIES, INC. LOGO

1293 South Main Street • Akron, Ohio 44301

March 15, 2000

To Our Shareholders:

You are cordially invited to attend the Annual Meeting of Shareholders to be held on April 18, 2000, at 9:00 A.M. at the Louis S. Myers Training Center, 1554 South Main Street, Akron, Ohio 44301.

At the Annual Meeting you will be asked to elect eleven directors. Enclosed with this letter is a Notice of Annual Meeting together with a Proxy Statement which contains information with respect to the nominees for director.

We believe the proposal discussed in the Proxy Statement is very important to the Company and the shareholders. It is very important that your shares be voted, and we hope that you will be able to attend the Annual Meeting. ***In either case, we urge you to execute and return the enclosed form of proxy as soon as possible, whether or not you expect to attend the annual meeting in person.***

Sincerely,

/s/ STEPHEN E. MYERS
STEPHEN E. MYERS
President and Chief Executive Officer

MYERS INDUSTRIES, INC. LOGO

1293 South Main Street • Akron, Ohio 44301

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held April 18, 2000

The Annual Meeting of Shareholders of Myers Industries, Inc., an Ohio corporation (“Myers” or the “Company”), will be held at the Louis S. Myers Training Center, 1554 South Main Street, Akron, Ohio 44301, on April 18, 2000 at 9:00 A.M. (local time), for the following purposes:

1. To fix the number of director positions at eleven and to elect eleven directors; and

2. To transact such other business as may properly come before the meeting or any adjournments thereof.

The Board of Directors has fixed the close of business on March 1, 2000 as the record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting. All shareholders are cordially invited to attend the meeting in person. ***Whether or not you expect to attend the meeting in person, please fill in, date, sign and return the enclosed proxy card as soon as possible.***

By Order of the Board of Directors,

/s/ MILTON I. WISKIND
MILTON I. WISKIND
Secretary

Akron, Ohio
March 15, 2000

THE 1999 ANNUAL REPORT TO SHAREHOLDERS ACCOMPANIES THIS NOTICE

MYERS INDUSTRIES, INC.

PROXY STATEMENT

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of Myers Industries, Inc., an Ohio corporation, of the accompanying proxy to be voted at the Annual Meeting of Shareholders to be held on April 18, 2000, at 9:00 A.M. (local time), and at any adjournment thereof. Shares represented by duly executed proxies in the accompanying form received by the Board of Directors prior to the meeting will be voted at the meeting. A shareholder who signs and returns a proxy in the accompanying form may revoke it prior to or at the meeting by giving notice to the Secretary.

The close of business on March 1, 2000, has been fixed as the record date for the determination of shareholders entitled to notice of and to vote at the meeting. On that date Myers had outstanding 19,832,866 shares of common stock, without par value (“Common Stock”), each of which is entitled to one vote. For information concerning principal shareholders, see the section headed “Principal Shareholders” below.

Under Ohio law, the Company’s Amended and Restated Articles of Incorporation and its Code of Regulations (the “Regulations”), if a quorum is present at the meeting, the nominees for election as directors who receive a plurality of votes will be elected as directors. An abstention from voting any share, or a broker non-vote with respect to the election of any nominee for director, will not affect the outcome of the election of directors.

A majority of the outstanding shares of Common Stock constitutes a quorum. Properly executed proxies that are marked “abstain,” or are held in “street name” by brokers, and are not voted on one or more particular items (if otherwise voted on at least one item) will be counted for purposes of determining whether a quorum has been achieved at the Annual Meeting.

The mailing address of the principal executive offices of Myers is 1293 South Main Street, Akron, Ohio 44301. This Proxy Statement, together with the related proxy card and Myers’ 1999 Annual Report to Shareholders, is being mailed to the shareholders of Myers on or about March 15, 2000.

Election of Directors

Set forth below for each nominee for election as a director is a brief statement, including the age, principal occupation and business experience during the past five years, and the number of shares of Common Stock beneficially owned by such director. The Board of Directors has nominated the persons listed below as nominees, nine of whom presently are directors of Myers. If any nominee should become unavailable for any reason, it is intended that votes will be cast for a substitute nominee designated by the Board of Directors. The Board of Directors has no reason to believe that the nominees named will be unable to serve if elected. The nominees receiving the greatest number of votes cast by shareholders by proxy or in person at the meeting, a quorum being present, shall be elected. A majority of the outstanding shares of Common Stock constitutes a quorum. Proxies cannot be voted for a greater number of nominees than the number named in the Proxy Statement.

In addition, the shareholders are being asked by the Board of Directors, pursuant to Article II, Section 2 of the Regulations, to fix the total number of directors at eleven, an increase of two from the current size of the Board of Directors.

The Board of Directors recommends the election of the following nominees:

NOMINEES FOR ELECTION AS DIRECTORS

Name	Age	Principal Occupation for Past Five Years and Other Information	Shares Beneficially Owned[(1,2)]	Percent of Class[(1)]
Keith A. Brown	48	President of Chimera Corporation, Westlake, Ohio, a management holding company; Director of US Gypsum Corporation, Chicago, Illinois, a manufacturer of gypsum paneling products; Director of Morgan FunShares, Inc., Cleveland, Ohio, a mutual fund company. Served as director since 1997.	71,099[3,4]	
Karl S. Hay	72	Of Counsel, the law firm of Brouse McDowell, Akron, Ohio, Served as director since 1969.	14,851[4]	

Name	Age	Principal Occupation for Past Five Years and Other Information	Shares Beneficially Owned[1,2]	Percent of Class[1]
Richard P. Johnston	69	Chairman of the Board of Royal Precision, Inc., Scottsdale, Arizona, a manufacturer of golf club shafts and grips; Chairman of the Board and President of Melrose Aviation, Inc., Jackson Hole, Wyoming, a charter aircraft company; Director of The Melrose Group, a commercial real estate financing facilitator; Director of Results Radio, Inc., Calico, California, a company owning eight FM radio stations; formerly served as Chairman of the Board of Merbanco, Inc., Jackson Hole, Wyoming, an investment banking firm; formerly served as Director of AGCO, Inc., Duluth, Georgia, a manufacturer and distributor of agricultural equipment. Served as director since 1992.	78,232[4,5]	
Michael W. Kane	48	Director of Learning Tree International, Inc., Los Angeles, California, a worldwide provider of education and training to information technology professionals since February 1995; President and Chief Executive Officer of M. Kane & Company, Inc. since 1991, an investment banking firm.	0	
Edward W. Kissel	58	President and Chief Operating Officer of OM Group, Inc., Cleveland, Ohio, a value-added, metals-based specialty chemicals company, since May 1999; member of the OM Group, Inc. Board of Directors since January 2000; Formerly Chief Executive Officer of Kissel Group Ltd., a business consulting firm and a specialty cast aluminum mold manufacturer.	808[11]	
Stephen E. Myers	56	President and Chief Executive Officer of the Company; Director, Reko International Group, Inc., Oldcastle, Ontario, Canada, a manufacturer of tooling and molds; formerly served as Director of FirstMerit Corporation, Akron, Ohio, a bank holding company. Served as director since 1972.	1,734,447[6,7,8]	8.7%

Name	Age	Principal Occupation for Past Five Years and Other Information	Shares Beneficially Owned(1,2)	Percent of Class(1)
Richard L. Osborne	62	Professor for the practice of management and formerly served as Executive Dean, Weatherhead School of Management, Case Western Reserve University, Cleveland, Ohio; Director of Ohio Savings Financial Corporation, Cleveland, Ohio, a savings and loan holding company; Director of NCS Healthcare, Inc., Beachwood, Ohio, a provider of pharmacy services to long-term care institutions; Director of New Horizons Worldwide, Inc., Santa Ana, California, an operator and franchiser of computer training services. Served as director since 1978.	7,832[4]	
Jon H. Outcalt	63	Chairman of NCS Healthcare, Inc., Beachwood, Ohio, a provider of pharmacy services to long-term care institutions; Chairman and Chief Executive Officer of Aberdeen Group, Inc., Beachwood, Ohio, an investment holding company; Director of Ohio Savings Financial Corporation, Cleveland, Ohio, a savings and loan holding company. Served as director since 1984.	17,483[4,9]	
Samuel Salem	76	Formerly served as Vice President of GenCorp, Inc., Akron, Ohio, a technology-based manufacturer of aerospace, automotive and related polymer products; formerly served as President of DiversiTech General, Inc., a subsidiary of GenCorp. Served as director since 1989.	14,401[4,12]	
Edwin P. Schrank	73	Formerly served as Director of McNeil Corporation, Akron, Ohio, a manufacturer of industrial equipment; formerly served as Chairman and President of McNeil Akron, Inc., Akron, Ohio (and its predecessor company), a manufacturer of machinery.	28,707[4]	
Milton I. Wiskind	74	Served as director since 1971. Senior Vice President and Secretary of the Company. Served as director since 1972.	482,507[10]	2.3%

[1] Number of shares beneficially owned is reported as of December 31, 1999. Unless otherwise indicated, none of the directors beneficially owns one percent or more of the outstanding shares of Myers Common Stock.

[2] All directors and executive officers as a group (12 persons) beneficially owned 2,375,369 shares of Common Stock on December 31, 1999. This represents approximately 11.9% of the outstanding shares of Common Stock as of that date.

[3] Includes 12,499 shares of Common Stock held by Universal Equities Corporation and 57,000 shares of Common Stock held by Trilogy Inv. Inc., which are held by several trusts of which Mr. Brown is a trustee.

[4] Includes shares which the non-employee director has a right to acquire by exercising options granted under the 1992 Stock Plan.

[5] Richard P. Johnston serves as a trustee of the Johnston Family Charitable Remainder Trust #3 which holds 63,061 shares of Common Stock and the Johnston Family Living Trust which holds 11,000 shares of Common Stock.

[6] Stephen E. Myers serves as a trustee of the Louis S. and Mary Myers Foundation which holds 213,195 shares of Common Stock. By virtue of his position as trustee of the Foundation, Mr. Myers is deemed to beneficially own such shares which, when excluded from the other shares he is deemed to beneficially own, decrease the percentage of shares beneficially owned by him, and all officers and directors as a group, to 7.6% and 10.8% respectively.

[7] Includes 28,628 shares of Common Stock held by Stephen E. Myers as custodian for a certain grandchild of Louis S. Myers, 4,402 shares of Common Stock owned by Stephen E. Myers' spouse (for which Mr. Myers disclaims beneficial ownership) and 18,258 shares of Common Stock issuable under stock options exercisable within 60 days.

[8] Mr. Myers serves as a trustee of the Semantic Foundation Inc. which holds 22,000 shares of Common Stock. By virtue of his position as trustee of the Foundation, Mr. Myers is deemed to beneficially own such shares which, when excluded from the other shares he is deemed to beneficially own, decreases the percentage of shares beneficially owned by him, and all officers and directors as a group, to 8.6% and 11.8%, respectively.

[9] Includes 15,058 shares of Common Stock held by Federal Process Company of which Mr. Outcalt is Chairman and a director, and as such has the power to vote and invest such shares. Mr. Outcalt is a controlling shareholder of Federal Process Company.

[10] Includes 47,522 shares of Common Stock held by Mr. Wiskind's spouse, 104,133 shares of Common Stock held by Mr. Wiskind as trustee of trusts for his children, 7,875 shares of Common Stock held by Mr. Wiskind as trustee of trusts for his grandchildren, 105,875 shares of Common Stock held within the Milton Wiskind Family Limited Partnership I, 150,000 shares of Common Stock held within the Milton Wiskind Family Limited Partnership II, and 9,614 shares of Common Stock issuable under stock options exercisable within 60 days.

[11] Includes 665 shares of Common Stock held jointly with Mr. Kissel's spouse and 143 shares of Common Stock held by Mr. Kissel's spouse.

[12] Includes 831 shares of Common Stock held by Mr. Salem's spouse.

There are, and during the past five years there have been, no legal proceedings material to an evaluation of the ability of any director or executive officer of Myers to act in such capacity or concerning his integrity.

Committees

The Board of Directors of Myers has several committees and has appointed members to such committees since the 1999 Annual Meeting of Shareholders.

The Audit Committee of the Board of Directors is composed of Keith A. Brown, Karl S. Hay, Jon H. Outcalt and Edwin P. Schrank. The functions of this Committee, which met two times in 1999, are to recommend engaging and/or discharging the independent auditor, directing and supervising special investigations, reviewing the results of the audit engagement and procedures for internal control, determining independence of the auditor and reviewing the Company's system of internal accounting controls.

The Compensation Committee recommends to the Board of Directors plans, programs or benefits relating to executive and key personnel compensation, including incentive compensation, and approves salary adjustments and awards in those areas. The Committee recommends to the Board of Directors individuals who the Committee believes are "key employees" and deserving of grants of stock options under the Myers Industries, Inc. 1992 Stock Option Plan (the "1992 Plan") the Myers Industries, Inc. 1997 Incentive Stock Plan ("1997 Plan") and the Myers Industries, Inc. 1999 Stock Plan (collectively "Stock Plans"), in addition to administering the Stock Plans. The Compensation Committee, which met once in 1999, had as its members in 1999, Richard L. Osborne, Jon H. Outcalt and Samuel Salem.

There were a total of six regularly scheduled and special meetings of the Board of Directors in 1999. During 1999, all directors attended at least 75% of the aggregate total number of the meetings of the Board and committees on which they served, except Samuel Salem who attended 67% of such meetings. The Board of Directors does not have a nominating committee.

Director Compensation

Outside directors were paid a $20,000 annual retainer plus $700 for each Board of Directors meeting attended, except for Richard L. Osborne, who is compensated for providing consulting services to the Company. Members of Committees are paid $700 for each meeting attended unless such meeting is held on the same day as a meeting of the Board of Directors.

In April, 1992, the shareholders approved the 1992 Stock Plan, part of which contains provisions for the granting of non-qualified stock options to non-employee directors (the "Directors Plan"). Under the Directors Plan, up to 52,429 shares of Common Stock may be issued, subject to adjustment in the event of certain corporate transactions. Each participant is awarded annually, on the day of the Annual Meeting of Shareholders, NQSOs to purchase 500 shares of Common Stock, on the condition that the Company's "Return on Equity" as set forth in the Company's annual report to shareholders for the immediately preceding fiscal year is equal to or greater than ten percent. The option price per share is 100 percent of the fair market value of a share of Common Stock on the date the option is granted.

Certain Relationships and Related Transactions

During 1999, Edward W. Kissel, a nominee for director, was the owner of Kissel Group, Ltd., which company acted as a consultant to Myers. He was also the owner of Rotocast Technologies, Inc. (“RTI”), which company sold molds to Myers. The molds sold to Myers were acquired in the ordinary course of business and RTI was paid approximately $475,000 for such molds.

During 1999, Michael W. Kane, a nominee for director, was the owner of M. Kane & Company. During this period, M. Kane & Company acted as a consultant to Myers on several projects.

The law firm of Brouse McDowell performed legal services for Myers in 1999. Karl S. Hay, a director of Myers, is Of Counsel to the law firm, and Kevin C. O’Neil, an officer of Myers, is a partner and shareholder of such firm. The amount of Mr. Hay’s or Mr. O’Neil’s interest in Brouse McDowell’s fees collected from Myers, if any, cannot practically be determined.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires Myers’ directors, officers and persons who own more than ten percent of its Common Stock (“Section 16 Filers”) to file reports of ownership and changes in ownership with the Securities and Exchange Commission (the “Commission”) and to furnish Myers with copies of all such forms they file. Myers understands from the information provided to it by the Section 16 Filers for 1999 that they have adhered to all filing requirements applicable to the Section 16 Filers.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

Summary of Cash and Certain Other Compensation

The following table provides certain summary information concerning the compensation paid or accrued by Myers, to or on behalf of its chief executive officer and each of the other executive officers of Myers who earned more than $100,000 in 1999 (the "Named Executive Officers") and for the fiscal years ended December 31, 1998 and 1997:

Summary Compensation

	Annual Compensation				Long-Term Compensation[1]	
Name and Principal Position	Year	Salary	Bonus[2]	Other Annual Compensation[3]	Securities Underlying Options/SARs Other	All Other Compensation[4]
Stephen E. Myers	1999	$250,000	$200,000	$-0-	10,000	$5,352
President and Chief	1998	250,000	200,000	-0-	15,399	5,634
Executive Officer	1997	250,000	175,000	-0-	12,100	5,184
Milton I. Wiskind	1999	180,000	185,000	-0-	5,000	5,257
Senior Vice-President	1998	161,000	155,000	-0-	7,700	5,549
	1997	157,500	122,000	-0-	6,050	5,184
Gregory J. Stodnick	1999	160,000	156,000	-0-	5,000	5,657
Vice President-Finance	1998	144,000	130,000	-0-	7,700	5,949
	1997	140,833	105,000	-0-	6,050	5,499

1 None of the Named Executive Officers has any restricted stock holdings. No long-term incentive plan payouts were made in 1999.

2 Includes amounts earned and accrued in 1999 as bonuses. A bonus is generally awarded after the close of the fiscal year and then paid 50% in that year, with the balance paid in 25% increments over the next two years.

3 Perquisites provided to each of the Named Executive Officers, if any, do not exceed the disclosure thresholds established under Commission rules and are not included in this total.

4 "All Other Compensation" for 1999 includes the following: (i) contributions to the Company's Profit Sharing Plan on behalf of each of the Named Executive Officers, as follows: Mr. Myers, $5,087; Wiskind, $5,087; and Mr. Stodnick, $5,087; (ii) amounts paid by Myers for excess group life insurance, and other life insurance, as follows: Mr. Myers, $255; Mr. Wiskind, $170; and Mr. Stodnick, $570; and (iii) amounts paid or accrued by Myers for director fees, as follows: Mr. Myers, $-0-; and Mr. Wiskind, $-0-.

In 1996, the Board adopted a supplemental compensation plan for Mr. Wiskind in recognition of his outstanding long-term service to Myers. The terms of the plan provide that upon his retirement as an employee of the Company, he will be entitled to receive an amount equal to $75,000 per year for ten years. The annual payments will be paid to Mr. Wiskind's designated beneficiary in the event he does not survive the ten-year plan period.

Myers has adopted a Supplemental Executive Retirement Plan (the "SERP") which provides certain pension benefits to a select group of management employees. In the case of an officer of Myers, the SERP provides an annual supplemental pension benefit equal to the lesser of (i) $50,000 or (ii) $1,667 multiplied by the participant's Years of Service under the SERP. In the

case of all other participants in the SERP, the annual supplemental pension benefit is equal to the lesser of (i) $30,000 or (ii) $1,000 multiplied by the Participant's Years of Service under the SERP. In either case the annual supplemental pension benefit is payable for 10 years commencing at age 65. Credit for Years of Service under the SERP is awarded to a participant annually at the discretion of the Compensation Committee of the Board. A SERP participant with 10 Years of Service under the SERP may receive a reduced annual supplemental pension benefit commencing at any time after attainment of age 55.

Stock Options

The following table contains information concerning the grant of Stock Options under the Stock Plans to the Named Executive Officers:

Option/ SAR Grants in Last Fiscal Year

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
Name	Number of Securities Underlying Options/SARs Granted(1)	Percentage of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price	Expiration Date	5%	10%
Stephen E. Myers	4,216	2.2%	$14.60	10/20/04	$ 9,742	$28,413
	5,784	3.1%	13.25	10/20/04	21,174	46,788
	10,000	5.3%				
Milton I. Wiskind	5,000	2.6%	13.25	10/20/04	18,304	40,446
Gregory J. Stodnick	5,000	2.6%	13.25	10/20/04	18,304	40,446

1 The Stock Plans generally provide for granting of incentive stock options ("ISOs") and non-qualified stock options ("NQSOs") (collectively "Stock Options"). The option price per share of ISOs must be equal to the fair market value of a share of Common Stock on the date granted; the option price of NQSOs may be set by the Compensation Committee ("Committee"). The exercise period of ISOs may not be more than ten years from grant, while the period of NQSOs may be set by the Committee. No Stock Option may be exercised until six months after the date of grant. The purchase price of any Stock Option must be paid upon exercise in (i) immediately available funds, (ii) shares of Common Stock, or (iii) a combination of (i) and (ii). In the event a participant's employment is terminated due to death, disability or retirement, ISOs awarded remain exercisable for the maximum period allowable under the Internal Revenue Code of 1986, as amended ("Code"), and NQSOs remain exercisable for the remainder of the option term or five years, whichever is less. If a participant's employment is terminated for any reason, all Stock Options granted will be canceled immediately; provided, however, that if the Company terminates a participant for reasons other than misconduct or misfeasance, the participant has 90 days to exercise any Stock Options; and provided further, that if termination is attributable to a "change in control," any Stock Options previously granted will continue for their term.

Option Exercises and Holdings

The following table contains information concerning the exercise of Stock Options under Myers' Stock Plans, and information on unexercised Stock Options held as of the end of the fiscal year, by the Named Executive Officers:

Aggregated Option/ SAR Exercises in Last Fiscal Year
And Fiscal Year-end Option/ SAR Values

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options/SARs at Fiscal Year-End Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Year-End Exercisable/ Unexercisable(1)
Stephen E. Myers	3,993	$ 6,369	7,260/14,840	$ 5,445/22,938
Milton I. Wiskind	2,662	16,438	6,534/8,146	10,796/18,390
Gregory J. Stodnick	2,662	44,109	6,534/8,146	10,796/18,390

[1] Based upon the closing price reported on the American Stock Exchange for the Common Stock of Myers on December 31, 1999.

Beneficial Ownership

The following table sets forth certain information regarding the named executives' beneficial ownership of the Common Stock of the Company as of January 31, 1999:

Title of Class	Name of Officer	Number of Shares[1]	Percent of Class
Common Stock	Stephen E. Myers	1,734,447	8.7%
Common Stock	Milton I. Wiskind	482,507	2.3%
Common Stock	Gregory J. Stodnick	29,427	.2%

[1] The amounts shown represent the total shares owned outright by such individuals together with shares which are issuable upon the exercise of currently exercisable stock options. These individuals have the right to acquire the shares indicated after their names, upon the exercise of such stock options: Mr. Myers, 18,258; Mr. Wiskind, 9,614; and Mr. Stodnick, 9,614.

Board Compensation Committee Report on Executive Compensation

The Compensation Committee, which is composed entirely of non-employee directors and is responsible for setting and administering the policies which govern both annual compensation and stock option plans for Myers, has furnished the following report on executive compensation.

The executive compensation program for the Named Executive Officers, which includes the Chief Executive Officer, is administered by the Compensation Committee of the Board of Directors. The Committee's function is to review the performance of the Named Executive Officers and the performance of the Company in determining the amount and type of compensation to be paid

and awarded, including incentive compensation, and to approve the salary adjustments and awards in these areas. In addition, the Committee reviews and recommends plans, programs and benefits relating to executive and key personnel compensation. The Committee's focus is on total compensation which consists primarily of an executive's: (i) base salary, (ii) bonus, (iii) stock options and (iv) other benefits, such as health and pension benefits, which are available to all employees.

Although the compensation of the Chief Executive Officer is determined individually, the criteria and process used are the same as those used in determining the compensation of the other Named Executive Officers. Determination of compensation is based upon a number of important factors, including the profit performance of the Company as a whole in relation to the prior year, and other factors such as return on equity, net income, margin and shareholder return.

With regard to base salaries at the executive officer level, the Committee believes the base salaries set are modest by industry standards and on an historic basis have been infrequently adjusted. The Committee also believes that two of the other components of compensation, the award of bonuses and stock options, provide the Named Executive Officers with a greater incentive to perform and to ensure that the executive's interests are closely tied to those of the Company and its shareholders.

The amount of bonus awarded to the Chief Executive Officer and the other Named Executive Officers for each year is a function of the profit performance of the Company as a whole in relation to the prior year, and other factors such as return on equity, net income, margin and shareholder return. None of these factors is given a specific weighting; instead they are considered as a whole. In the event the Committee determines to award a bonus, the bonus for any year is generally determined on or before March 1 of the following year and then distributed based on a three-year partial distribution cycle. Fifty percent of the total bonus awarded is paid in the first year and 25 percent in each of the following two years. Any unpaid bonus may be forfeited if the executive officer is not employed by the Company prior to the full distribution of the bonus awarded.

The shareholder-approved Stock Plans authorize grants of options to purchase stock, generally at current market prices, to executive officers and "key employees." Whether options are to be granted and if so, the amounts to be granted, are functions of the Compensation Committee. In the granting of the stock options, in addition to the factors mentioned above, the individual Named Executive Officer's level of responsibility and past contributions to the Company are taken into consideration. In an effort to foster extended employment, such as with the bonus awards, any options awarded vest at 20 percent per year over a five-year period and expire on the fifth anniversary. Any unexercised options are forfeited if the executive leaves the Company's employ voluntarily, or if he is terminated for just cause prior to total vesting.

The Committee has reviewed the qualifying compensation regulations under Code Section 162(m) as issued by the Internal Revenue Service which provide that no federal income tax deduction is allowed for applicable employee remuneration paid by a publicly held corporation to a covered employee to the extent that the remuneration paid to the employee exceeds $1.0 million for the applicable taxable year, unless certain conditions are met. Currently, remuneration is not

expected to exceed the $1.0 million base and, therefore, compensation should not be affected by the qualifying compensation regulations.

The foregoing report has been furnished by the current members of the Compensation Committee, being:

Richard L. Osborne Jon H. Outcalt Samuel Salem

Performance Graph

Set forth below is a line graph comparing the yearly percentage change in the cumulative total shareholder return on Myers' Common Stock against the cumulative return of the S&P 500 Index, the S&P SmallCap 600 Index and a Peer Group for the period of five fiscal years commencing December 31,1994 and ended December 31, 1999. [1]
[GRAPH]

	Myers Industries	S&P 500	S&P SmallCap 600[2]	Peer Group[2]
1994	$100.00	$100.00	$100.00	$100.00
1995	130.04	137.58	129.96	116.61
1996	135.46	169.17	157.67	124.17
1997	152.45	225.60	198.01	152.94
1998	258.68	290.08	195.42	126.55
1999	158.28	351.12	219.66	96.85

[1] Assumes that the value of the investment in Myers Common Stock, the S&P 500, the S&P SmallCap 600, and the Peer Group was $100 on December 31, 1994 and that all dividends were reinvested.

[2] The Company has determined to change its comparison index to the S&P SmallCap 600 Index. The Company has used a Peer Group, however, with two members of the Peer Group having been acquired in 1999, The Standard Products Company and Rubbermaid Incorporated, and several others having been acquired in years prior to 1999, the Company believes the Peer Group is no longer a valid index. The Peer Group consists of the following public companies: Applied Industrial Technologies, Inc., Bandag, Incorporated, General HousewaresCorp., Home Products International Inc. and Snap-On Tools Corporation. The Peer Group was selected in good faith on a line-of-business basis and the returns of each component issuer of the group is weighted using the beginning of period market capitalization as required by the Commission.

Due to the diverse nature of the Company's business, the Company believes a better comparison index is a broadly based one. Since the Company is a member of the S&P SmallCap 600 Index, the Company believes this index is the

most appropriate. The S&P SmallCap 600 Index consists of 600 domestic stocks chosen for market size, liquidity, (bid-asked spread, ownership, share turnover and number of no trade days) and industry group representation. It is a market-value weighted index (stock price times the number of shares outstanding), with each stock's weight in the Index proportionate to its market value.

PRINCIPAL SHAREHOLDERS

The following table describes the beneficial ownership of Common Stock of each person who was known by Myers to be the beneficial owner of more than five percent of the total shares issued and outstanding on February 1, 2000. Under rules and regulations promulgated by the Commission, a person is deemed to be the "beneficial owner" of all the shares with respect to which he has or shares voting power or investment power, regardless of whether he is entitled to receive any economic benefit from his interest in the shares. As used herein, the term "voting power" means the power to vote or to direct the voting of shares and "investment power" means the power to dispose of or to direct the disposition of shares.

Name and Address of Beneficial Owner[1]	Shares and Nature of Beneficial Ownership	% of Class
Stephen E. Myers[2]	1,734,447	8.7%
Mary S. Myers[3]	3,259,713	16.3%
Franklin Resources, Inc.[4] 777 Mariners Island Boulevard San Mateo, CA 94404	1,214,944	6.1%

1 Unless otherwise noted, the Beneficial Owners have the same address as the principal executive offices of the Company.

2 Stephen E. Myers serves as a trustee of the Louis S. and Mary Myers Foundation which holds 213,195 shares of Common Stock. By virtue of his position as trustee of the Foundation, Mr. Myers is deemed beneficially to own such shares which, when excluded from the other shares he is deemed beneficially to own, decreases the percentage of shares beneficially owned by him to 7.6%. Stephen E. Myers serves as a trustee of the Semantic Foundation Inc. which holds 22,000 shares of Common Stock. By virtue of his position as trustee of the Foundation, Mr. Myers is deemed to beneficially own such shares which, when excluded from the other shares he is deemed beneficially to own, decreases the percentage of shares beneficially owned by him to 8.6%.

3 Mary S. Myers serves as a trustee of the Louis S. and Mary Myers Foundation which holds 213,195 shares of Common Stock. By virtue of her position as trustee of the Foundation, Mrs. Myers is deemed beneficially to own such shares which, when excluded from the information above, decreases the percentage of shares held by her to 15.2%.

4 Franklin Resources, Inc. ("FRI") is the parent holding company of Franklin Advisory Services, Inc. ("FASI") and Franklin Advisors, Inc. ("FAI" and collectively with FASI, the "Investment Subsidiaries"). According to the Schedule 13G Statement filed by FRI on January 28, 2000 (the "FRI 13G"), all dispositive and/or voting power over the 1,214,944 shares reported therein as beneficially owned by FRI is held by the Investment Subsidiaries pursuant to advisory contracts between each subsidiary and FRI. In addition, the FRI 13G reported that Charles B. Johnson and Rupert H. Johnson, Jr. may be deemed beneficial owners of the same shares because each of them own in excess of 10% of the outstanding common stock of FRI. Messrs. Johnson and Johnson, FRI, and FASI jointly filed the FRI 13G as a group, pursuant to Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended.

SHAREHOLDER PROPOSALS

Any proposals to be considered for inclusion in the proxy material to be provided to shareholders of Myers for its next Annual Meeting of Shareholders to be held in 2000 may be made only by a qualified shareholder and must be received by Myers no later than November 15, 2000.

GENERAL

The accompanying proxy is solicited by and on behalf of the Board of Directors of Myers, whose notice of meeting is attached to this Proxy Statement, and the entire cost of such solicitation will be borne by Myers. In addition to the use of the mails, proxies may be solicited by personal interview, telephone and telegram by directors, officers and employees of Myers. Arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons, and Myers will reimburse them for reasonable out-of-pocket expenses incurred by them in connection therewith.

Management of Myers has no information that other matters will be brought before the meeting. If, however, other matters are properly presented, the accompanying proxy will be voted in accordance with the best judgment of the proxy holders with respect to such matters.

/s/ MILTON I. WISKIND
MILTON I. WISKIND,
Secretary

Akron, Ohio
March 15, 2000

PROXY

MYERS INDUSTRIES, INC. **Solicited by the Board of Directors**

MILTON I. WISKIND and GREGORY J. STODNICK, or either of them, with full power of substitution, are hereby authorized to represent the undersigned and to vote all Common Stock of the undersigned in MYERS INDUSTRIES, INC. (“Company”) at the Annual Meeting of Shareholders of said Company to be held on April 18, 2000, and any adjournment(s) thereof with respect to the following matters:

1. TO FIX THE NUMBER OF DIRECTOR POSITIONS AT 11 AND TO ELECT 11 DIRECTORS

[ ] FOR all nominees listed below (except as marked to the contrary below)

[ ] WITHHOLD AUTHORITY to vote for the proposal to set the number or all nominees listed below

Keith A. Brown, Karl S. Hay, Richard P. Johnston, Michael W. Kane,
Edward W. Kissel, Stephen E. Myers, Richard L. Osborne, Jon H. Outcalt,
Samuel Salem, Edwin P. Schrank, Milton I. Wiskind

(INSTRUCTION: To withhold authority to vote for the proposal to fix the number or any individual nominee write the proposal and/or that nominee’s name on the space provided below.)

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2. Such other business as properly may come before said meeting and any adjournment(s) thereof, all in accordance with the notice of this meeting and the accompanying Proxy Statement, receipt of which is acknowledged.

(Continued and to be signed on reverse side)

(Continued from other side)

This Proxy will be voted in favor of the proposals listed above and for the directors nominated by management unless a contrary vote is indicated, in which case the Proxy will be voted as directed.

Please date, sign exactly as stenciled, and return promptly in the enclosed envelope.

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DATED: ________________________ , 2000